August 20, 2008

Mail Stop 4561

*By U.S. Mail and facsimile to (410)576-4196*

Mr. Robert L. Harris
Chief Executive Officer & President
KH Funding Company
10801 Lockwood Drive, Suite 370
Silver Spring, MD 20901

**Re: KH Funding Company**
**Amendment No. 1 to Post Effective Amendment to Form SB-2 filed August 4, 2008**
**File No. 333-135330**

Dear Mr. Harris:

      We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.     Noting the selling arrangements disclosed in the last paragraph on page 67, revise to name the entities and underwriters on the cover page of the Prospectus or advise the staff as to why that is not required by Item 501 of regulation S-K.

2.     Revise to update the financial information as of the most recent practicable date, e.g., June 30, 2008.

Summary
Collateral, page 6

3.      We note your response to our former comment 4 that there is no indebtedness senior to the Series 3 Notes; please clarify the priority of the indebtedness to insiders and add a cross-reference to the risk factors on page 24, specifically the risk captioned, "Some of our officers…".

Risk Factors
We have experienced net losses in recent fiscal years…, page 10

4.      Please revise the risk factor you have added to include the increased risk of default to Noteholders.

As of December 31, 2007, we had material weaknesses in our internal control…, page 19

5.      We note your response to our former comment 16; please provide the existing material risk to investors in this risk factor and provide the more general discussion of the steps you have taken to remedy the situation in a separate section of the prospectus.

Management's Discussion and Analysis…, page 29

6.      We note the added disclosure in the first paragraph of this section; please include disclosure about the change in the real estate market overall which may make past historical results and profitability atypical.

Lending Activities, page 42

7.      We note your response to comment 25; however, you have not included the percentage breakdowns for each of your lending segments.  Please revise your disclosure to include these percentages.

Investor Note Accounts, page 57

8.      Please clarify whether the notes are held by Solomon Kaspi or by AIG.

9.      Please include the full name of American Industry Group so investors do not confuse this company with American International Group ("AIG").

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

       Please contact Kathryn McHale at (202) 551-3464 or me at (202) 551-3419 with any questions regarding these comments.

Sincerely,

Michael Clampitt
Senior Staff Attorney

cc:     Andrew Bulgin, Esq.
         Gordon, Feinblatt, Rothman, Hoffberger & Hollander, LLC
         The Garrett Building
         233 East Redwood Street
         Baltimore, MD 21202